

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Peter Wall
Senior Vice President, Controller and Chief Accounting Officer
SEMPRA ENERGY
488 8th Avenue
San Diego , California 92101

> **Re: Sempra Energy**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-14201**

Dear Mr. Wall :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 1. Significant Accounting Policies and Other Financial Data
Variable Interest Entities
CFIN, page F-43

1. Sempra Energy entered into a Support Agreement for the benefit of CFIN which contains a financial guarantee that represents a variable interest with a maximum exposure to loss of $979 million. Tell us how you determined that you were not the primary beneficiary and why you are not required to consolidate CFIN.

Note 4. Regulatory Matters, page F-62

2. Revise your disclosure to clarify for investors how the carrying charge, or return, is calculated on your regulatory assets. Also, revise to disclose the remaining amount of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Refer to 980-340-50-1.

Note 16. Commitments and Contingencies
Aliso Canyon Natural Gas Storage Facility Gas Leak , page F-134

3.   We note your disclosure that the cost estimate related to the Aliso Canyon Natural Gas Storage Facility Gas Leak does not include litigation, regulatory proceedings or regulatory costs to the extent it is not possible to predict at this time the outcome of these actions or reasonably estimate the costs to defend or resolve the actions or the amount of damages. Please disclose an estimated range of reasonably possible losses in excess of the amounts accrued. Refer to ASC 450-20-50-4.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation